October 10, 2017

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WildHorse Resource Development Corporation
Registration Statement on Form S-4
Filed September 29, 2017
File No. 333-220744

Ladies and Gentlemen:

On behalf of WildHorse Resource Development Corporation, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on October 12, 2017, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Securities and Exchange Commission

October 10, 2017

Very truly yours,

WILDHORSE RESOURCE DEVELOPMENT CORPORATION

By:	/s/ Kyle N. Roane
Name:	Kyle N. Roane
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Anthony Bahr, WildHorse Resource Development Corporation
Douglas E. McWilliams, Vinson & Elkins L.L.P.
Michael S. Telle, Vinson & Elkins L.L.P.